Mail Stop 0407

      							September 2, 2005

Via U.S. Mail and Fax (703.873.2300)
Charles R. Waldron
Senior Vice President and Chief Financial Officer
LCC International, Inc.
7925 Jones Branch Dr.
Suite 800
McLean, VA 22102

	RE:	LCC International, Inc.
      Form 10-K for the year ended December 31, 2004
		Filed March 23, 2005
      Form 10-Q for the quarter ended March 31, 2005
		Filed May 10, 2005
		File No. 0-21213

Dear Mr.Waldron:
      We have reviewed your supplemental response letter dated
August
12, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 18, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2004
Note 11 Business Combinations, page 54


1. We note your response to comment 6. It appears that each of the
10
business units included in the EMEA operating segment represents a component, as defined in paragraph 30 of SFAS 142. Addressing paragraph 17 of SFAS 131 and EITF D-101, tell us in detail why you believe that it is appropriate to aggregate your components into one single reporting unit.


*    *    *    *


Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

Charles R. Waldron
LCC International, Inc.
September 2, 2005
Page 1